March 2015 Free Writing Prospectus Registration Statement No. 333-202524 March 6, 2015 Filed Pursuant to Rule 433

InteRest Rate Structured Investments

Collared Floating Rate Notes due March 11, 2020

The notes offered are senior unsecured debt securities of HSBC USA Inc. (“HSBC”), and have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by this free writing prospectus. As further described below, interest will accrue and be payable on the notes quarterly, in arrears, at a rate equal to 3-Month LIBOR, subject to a minimum interest rate of 1.70% and a maximum interest rate of 4.00%. All payments on the notes are subject to the credit risk of HSBC.

INDICATIVE TERMS
Issuer:	HSBC USA Inc. (“HSBC”)
Maturity date*:	March 11, 2020, or if that day is not a business day, the next succeeding business day.
Aggregate principal amount:	$
Payment at maturity:	On the maturity date, for each note, we will pay you the principal amount of your notes plus accrued but unpaid interest.
Interest:	Interest will be paid quarterly and will accrue at the applicable interest rate set forth below. The interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Interest rate:	For each interest payment period, a rate equal to 3-Month LIBOR on the applicable interest determination date, subject to the minimum interest rate and the maximum interest rate. The interest rate with respect to each interest payment period will be reset quarterly on the applicable interest determination date.
Reference rate:	3-Month LIBOR; a rate per annum equal to the London Interbank Offered Rate (Intercontinental Exchange Benchmark Administration) for deposits in U.S. dollars for a period of three months that appears on Reuters page “LIBOR01”, as of 11:00 a.m., London time, on the relevant interest determination date.
Interest payment periods:	Quarterly; the period beginning on and including the original issue date and ending on but excluding the first interest payment date, and each successive period beginning on and including an interest payment date and ending on but excluding the next succeeding interest payment date.
Maximum interest rate:	4.00% per annum
Minimum interest rate:	1.70% per annum
Interest determination dates:	With respect to any interest payment period, the date that is two London Banking Days immediately preceding the first day of that interest payment period. For example, we expect that June 9, 2015 (which is two scheduled London Banking Days prior to the scheduled June 11, 2015 interest payment date) will be the interest determination date with respect to the interest payment period commencing on, and including, June 11, 2015 to, and excluding, September 11, 2015. If, on any interest determination date, 3-Month LIBOR cannot be determined as described above, the calculation agent will determine 3-Month LIBOR in accordance with the procedures set forth under “Description of Notes—LIBOR Notes” in the accompanying prospectus supplement. The initial interest will be determined two London Banking Days prior to the original issue date.
Interest payment dates:	The 11th calendar day of each March, June, September and December during the term of the notes, commencing on June 11, 2015, up to and including the maturity date, provided that if any such day is not a business day, the relevant interest payment shall be made on the next succeeding business day and no additional interest will accrue for the applicable interest payment period from and after the originally scheduled interest payment date. If the maturity date falls on a date that is not a business day, payment of the interest and principal will be made on the next succeeding business day, and no interest will accrue for the period from and after the originally scheduled maturity date.
London banking day:	A day on which dealings in U.S. Dollars are transacted in the London interbank market.
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note
Pricing date*:	On or about March 6, 2015
Original issue date*:	On or about March 11, 2015 (3 business days after the pricing date)
CUSIP:	40433BH27
ISIN:	US40433BH271
Listing:	The notes will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See “Supplemental plan of distribution (conflicts of interest)”.
Commissions and issue price:	Price to public	Agent’s commissions	Proceeds to issuer
Per security	$1,000	$4.00(1) $1.00(2)	$995
Total	$	$	$
(1)	HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $5.00 per $1,000 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $4.00 for each security they sell. See “Supplemental plan of distribution (conflicts of interest).”
(2)	Of the $5.00 per $1,000 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $1.00 for each security.

* The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the notes.

An investment in the notes involves certain risks. See “Risk Factors” beginning on page 4 of this free writing prospectus and page S-1 of the accompanying prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved the notes, or determined that this free writing prospectus or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The prospectus supplement dated March 5, 2015 at: https://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

The prospectus dated March 5, 2015 at: https://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

Collared Floating Rate Notes due March 11, 2020

Investment Summary

Collared Floating Rate Notes

The Collared Floating Rate Notes due March 11, 2020 (the “notes”) are debt securities of HSBC. Interest will accrue and be payable on the notes quarterly, in arrears, at a rate equal to 3-Month LIBOR, subject to a minimum interest rate of 1.70% and a maximum interest rate of 4.00%. All payments on the notes are subject to the credit risk of HSBC.

Maturity:	Five years
Interest rate:	For each interest payment period, a rate equal to 3-Month LIBOR on the applicable interest determination date, subject to the minimum interest rate and the maximum interest rate. The interest rate with respect to each interest payment period will be reset quarterly on the applicable interest determination date.
Reference rate:	3-Month LIBOR; a rate per annum equal to the London Interbank Offered Rate (Intercontinental Exchange Benchmark Administration) for deposits in U.S. dollars for a period of three months that appears on Reuters page “LIBOR01”, as of 11:00 a.m., London time, on the relevant interest determination date.
Maximum interest rate:	4.00% per annum
Minimum interest rate:	1.70% per annum

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Collared Floating Rate Notes due March 11, 2020

Hypothetical Examples

The following scenario analysis and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in 3-Month LIBOR, and we cannot predict 3-Month LIBOR on any interest determination date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of 3-Month LIBOR. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the interest determination for a $1,000 principal amount of notes, assume that there are 90 days in each quarterly period and reflect the maximum interest rate of 4.00% per annum and the minimum interest rate of 1.70% per annum.

Hypothetical 3-Month LIBOR	Minimum interest rate	Maximum interest rate	Hypothetical interest rate per annum	Hypothetical interest
8.00%	1.70%	4.00%	4.00%	$10.00
7.00%	1.70%	4.00%	4.00%	$10.00
6.00%	1.70%	4.00%	4.00%	$10.00
5.50%	1.70%	4.00%	4.00%	$10.00
4.00%	1.70%	4.00%	4.00%	$10.00
3.50%	1.70%	4.00%	3.50%	$8.75
3.00%	1.70%	4.00%	3.00%	$7.50
2.50%	1.70%	4.00%	2.50%	$6.25
2.00%	1.70%	4.00%	2.00%	$5.00
1.70%	1.70%	4.00%	1.70%	$4.25
1.00%	1.70%	4.00%	1.70%	$4.25
0.50%	1.70%	4.00%	1.70%	$4.25
0.00%	1.70%	4.00%	1.70%	$4.25
-1.00%	1.70%	4.00%	1.70%	$4.25
-2.00%	1.70%	4.00%	1.70%	$4.25

Example 1: On an interest determination date, 3-Month LIBOR is equal to 0.00%. Because 3-Month LIBOR of 0.00% is less than the minimum interest rate, the interest rate for such interest payment date is equal to the minimum interest rate of 1.70% per annum and the interest payment on the relevant interest payment date would be $4.25 per $1,000 principal amount of notes calculated as follows:

1,000 × Interest Rate × 90/360

= $1,000 × 1.70% × 90/360

= $4.25

Example 2: On an interest determination date, 3-Month LIBOR is equal to 3.50%. Because 3-Month LIBOR of 3.50% is greater than the minimum interest rate but less than the maximum interest rate, the interest rate for such interest payment date is equal to 3.50% per annum and the interest payment on the relevant interest payment date would be $8.75 per $1,000 principal amount of notes, calculated as follows:

1,000 × Interest Rate × 90/360

= $1,000 × 3.50% × 90/360

= $8.75

Example 3: On an interest determination date, 3-Month LIBOR is equal to 6.50%. Because 3-Month LIBOR of 6.50% is greater than the maximum interest rate, the interest rate for such interest payment date is equal to 4.00% per annum and the interest payment on the relevant interest payment date would be $10.00 per $1,000 principal amount of notes, calculated as follows:

1,000 × Interest Rate × 90/360

= $1,000 × 4.00% × 90/360

= $10.00

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Collared Floating Rate Notes due March 11, 2020

Risk Factors

We urge you to read the section “Risk Factors” on page S-1 of the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in 3-Month LIBOR. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

In addition to the risks discussed below, you should review “Risk Factors” in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the following section:

“— Risks relating to all note issuances” in the prospectus supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

▪	The interest rate for each quarterly interest payment period is uncertain and could be as low as the minimum coupon rate. You will receive quarterly interest on the applicable interest payment date that accrues at a rate per annum equal to 3-Month LIBOR, subject to the minimum coupon rate of 1.70% per annum and the maximum coupon rate of 4.00% per annum. 3-Month LIBOR may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on 3-Month LIBOR may be partially offset by other factors. We cannot predict the factors that may cause 3-Month LIBOR to increase or decrease. You should consider, among other things, the overall potential annual interest rate to maturity of the notes as compared to other investment alternatives.
▪	The notes are not ordinary debt securities and the interest rate is not fixed for any floating rate payment period and is variable. The interest rate is not fixed for any coupon payment period and will equal 3-Month LIBOR, subject to the minimum coupon rate and the maximum coupon rate, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. We have no control over any fluctuations in 3-Month LIBOR.
▪	Credit risk of HSBC USA Inc. The notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. All payments to be made on the notes depend on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.
▪	Your interest rate for each interest payment is limited by the maximum interest rate. The interest rate will be capped at the maximum interest rate of 4.00% per annum. As a result, you will not participate in any 3-Month LIBOR amount in excess of 4.00% per annum. Your interest rate will not be greater than the maximum interest rate, and, therefore, the maximum quarterly interest payment will be $10.00 for each $1,000 stated principal amount of the notes.
▪	Certain built-in costs are likely to adversely affect the value of the notes prior to maturity. The original issue price of the notes includes the agent’s commission and the estimated cost of HSBC hedging its obligations under the notes. As a result, the price, if any, at which Morgan Stanley Wealth Management will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
▪	The notes lack liquidity. The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to readily trade or sell the notes. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price at which HSBC Securities (USA) Inc. is willing, if at all, to buy the notes.
▪	The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the notes. As calculation agent, HSBC or one of its affiliates will determine the 3-Month LIBOR, and the amount of interest that will be paid on each interest payment date. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent may adversely affect the payments on the notes.
▪	Potential conflicts. HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

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Collared Floating Rate Notes due March 11, 2020

▪	The notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction. The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes.
▪	The U.S. federal income tax consequences of an investment in the notes are uncertain. For a discussion of certain of the U.S. federal income tax consequences of your investment in the notes, please see the discussion under “Tax considerations” herein, and the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.
▪	3-Month LIBOR, and therefore the value of the notes, may be volatile and will be affected by a number of factors. 3-Month LIBOR, and therefore the value of the notes is subject to volatility due to a variety of factors, including but not limited to:

•	interest and yield rates in the market,
•	changes in, or perceptions, about the future level of 3-Month LIBOR,
•	general economic conditions,
•	policies of the Federal Reserve Board regarding interest rates,
•	supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three-month term,
•	sentiment regarding underlying strength in the U.S. and global economies,
•	expectations regarding the level of price inflation,
•	sentiment regarding credit quality in the U.S. and global credit markets,
•	central bank policy regarding interest rates,
•	inflation and expectations concerning inflation,
•	performance of capital markets,
•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect 3-Month LIBOR, and
•	the time remaining to the maturity of the notes.

The impact of any of the factors set forth above may enhance or offset some or any of the changes resulting from another factor or factors. Increases or decreases in 3-Month LIBOR could result in the corresponding interest rate decreasing or an interest rate equal to the minimum interest rate and thus in the reduction of the interest payable on the notes.

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Collared Floating Rate Notes due March 11, 2020

Information About the Reference Rate

The following graph sets forth the historical performance of 3-Month LIBOR based on the daily historical levels from January 1, 2008 through March 5, 2015. The green line represents the maximum interest rate of 4.00% and the blue line represents the minimum interest rate of 1.70%. We obtained the rates below from the Bloomberg Professional® Service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The rates displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the interest rate on the notes.

3-Month LIBOR, as appeared on the Bloomberg Professional® Service on March 5, 2015 was 0.2636%. The rates reported by the Bloomberg Professional® Service may not be indicative of 3-Month LIBOR that will be derived from the applicable Reuters page.

Source: Bloomberg Professional® Service

The historical reference rates should not be taken as an indication of future performance, and no assurance can be given as to the reference rate relevant to any interest payment date. We cannot give you assurance that the notes will provide a satisfactory return on your investment.

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Collared Floating Rate Notes due March 11, 2020

Additional Information About the Notes

Please read this information in conjunction with the summary terms on the front cover of this document.

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	40433BH27
ISIN:	US40433BH271
Denominations:	$1,000 per note and integral multiples thereof
Minimum ticketing size:	$10,000 / 10 notes, and increments of $1,000 thereafter
Interest:	Interest will be paid quarterly and will accrue at the applicable interest rate set forth below. The interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Events of default and acceleration:

If the notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the notes, you will be entitled to receive the principal amount of the notes together with any accrued but unpaid interest, calculated on the basis of 360 day year consisting of twelve thirty day months.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see “Description of Debt Securities — Senior Debt Securities — Events of Default” in the accompanying prospectus.

Tax considerations:	You should carefully consider the matters set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. We and each holder of notes (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) agree to treat the notes for U.S. federal income tax purposes as indebtedness issued by us that is subject to the special U.S. Treasury Regulations applicable to variable rate debt instruments. Pursuant to the terms of the notes, and based on certain factual representations received from us, in the opinion of Morrison & Foerster LLP, our special U.S. tax counsel, it is reasonable to treat the notes as variable rate debt instruments. Except to the extent of any original issue discount, interest paid on the notes generally should be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for U.S. federal income tax purposes. In addition, a U.S. holder (as defined in the accompanying prospectus supplement) must include any original issue discount in income as ordinary interest as it accrues, possibly in advance of receipt of cash attributable to such income. You should review the discussion set forth in “U.S. Federal Income Tax Considerations – U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes – Definition of Variable Rate Debt Instrument” and “U.S. Federal Income Tax Considerations – U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes – Notes that are VRDIs” in the accompanying prospectus supplement. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Prospective investors should consult their tax advisors as to the federal, state, local and other tax consequences to them of the purchase, ownership and disposition of notes.
Calculation agent:	HSBC USA Inc., or one of its affiliates.
Supplemental plan of distribution (conflicts of interest):

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the securities from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the securities and will receive a fee of $5.00 per $1,000 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $4.00 for each security they sell. Of the $5.00 per $1,000 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $1.00 for each security.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution” on page S-59 in the prospectus supplement.

Where you can find more information:

This free writing prospectus relates to an offering of notes identified on the cover page. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. with quarterly interest payments that accrue at a rate equal to 3-Month LIBOR. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of the notes relates to 3-Month LIBOR, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to 3-Month LIBOR or as to the suitability of an investment in the notes.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC

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Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the prospectus dated March 5, 2015 and the prospectus supplement dated March 5, 2015. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or the prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” herein and on page S-1 of the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

You may access these documents on the SEC web site at www.sec.gov as follows:

The prospectus supplement at:

http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

The prospectus at:

http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

This document provides a summary of the terms and conditions of the notes. We encourage you to read the accompanying prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks above.

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